

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

Item 1.

November 29, 2016

Securities and Exchange Committee
100 F Street
Washington, D.C. 20549

This letter is written in response to the requirement of Rule 12b-25 (c) under the Securities Exchange Act of 1934 and is in satisfaction of item (c) of Part II of form 12b-25.

We are the independent auditors of Engex, Inc. (the "Registrant"). The Registrant has stated in Part III of filing Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Form N-CSR for the year ended September 30, 2016.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion on September 30, 2016 financial statements for a timely filing as we were unable to obtain all audit evidence in time to release our opinion.

Very truly yours,

EisnerAmper LLP

EISNERAMPER LLP

EISNERAMPER
ACCOUNTANTS & ADVISORS

Item 3.

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Directors of
Engex, Inc.

In planning and performing our audit of the financial statements of Engex, Inc. (the "Fund") as of and for the year ended September 30, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Fund's internal control over financial reporting, including controls over safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion.

The management of the Fund is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A fund's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). A fund's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the fund; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the fund are being made only in accordance with authorizations of management and directors of the fund; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a fund's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Fund's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of the Fund's internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). However, we noted no deficiencies in the Fund's internal control over financial reporting and its operation, including controls over safeguarding securities that we consider to be a material weakness as defined above as of September 30, 2014.



This report is intended solely for the information and use of management and the Board of Directors of Engex, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
November 21, 2014

>

<DOCUMENT>
<TYPE>EX-99.77B ACCT LTTR
<SEQUENCE>2
<FILENAME>ic2014.txt
<DESCRIPTION>ACCT LTTR
<TEXT>
EXHIBIT 99-77B

[handwritten: Item 3, .txt format]

[handwritten: Auditor Report on Internal Control]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Directors of
Engex, Inc.

In planning and performing our audit of the financial statements of Engex, Inc. (the "Fund") as of and for the year ended September 30, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Fund's internal control over financial reporting, including controls over safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion.

The management of the Fund is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A fund's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). A fund's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the fund; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the fund are being made only in accordance with authorizations of management and directors of the fund; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a fund's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Fund's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of the Fund's internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). However, we noted no deficiencies in the Fund's internal control over financial reporting and its operation, including controls over safeguarding securities that we consider to be a material weakness as defined above as of September 30, 2014.

This report is intended solely for the information and use of management and the Board of Directors of Engex, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
November 21, 2014
</TEXT>
</DOCUMENT>

Minutes of Meeting of the Board of Directors of
Engex, Inc. (the "Board"), a Delaware corporation
("Fund"), held at the offices of the Fund, 44 Wall
Street, New York, New York, on June 22, 2016 at
4:30 p.m., pursuant to notice duly given to all
directors in accordance with the By-Laws of the
Fund (the "Meeting").

The following Directors, constituting a quorum of the Board for the transaction of business, were present:

> J. Morton Davis, Chairman
> Dov Perlysky (by conference telephone)
> Howard Spindel
> Leonard Toboroff (by conference telephone)
> Daniel Harvey

Michael Siciliano, Secretary, Treasurer and Chief Compliance Office of the Fund, (by conference telephone) Diane Vanderlinden, administrative assistant, and Richard Marlin, Esq. of McLaughlin & Stern, LLP, counsel to the Fund, were also present by invitation of the Board.

Mr. Davis acted as Chairman of the Meeting and, after confirming that Messrs. Toboroff, Perlysky, and Siciliano could hear and be heard, called the Meeting to order. Mr. Marlin acted as Secretary of the Meeting and recorded the minutes thereof.

Mr. Davis requested that the Board review the minutes of its meeting held on February 24, 2016, a copy of which had been distributed to each Director behind Tab 2 of the Meeting materials. Upon motion duly made and seconded, the following resolution was unanimously approved by the Directors:

> RESOLVED, that the minutes of a meeting of the Board of Directors held on February 24, 2016 are hereby approved, as an accurate record of such meeting.

Mr. Davis said that the next item of business to come before the Board was the review of the adequacy of the fidelity bond required by Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17g-1 thereunder. He referred the Directors to the bond, a copy of which was provided in the Meeting materials behind Tab 4. Mr. Marlin said that the bond was in substantially the same form as the bond presently in existence to cover the Fund through June 30, 2016, except that there was slight increase in the premium to the level of $2,996 per year. He said that the Directors should take into consideration all of the relevant factors concerning the amount of the bond, $150,000, including the fact that very few individuals have access to assets of the Fund and those same individuals have been employed for a number of years by the Fund, with no adverse incidents. Mr. Marlin noted that the bond covers only the Fund and is not a joint bond with American Investors Advisors, Inc., the Fund's investment adviser (the "Adviser"). He noted that there is no deductible on losses related to fidelity and that the Fund has never had a fidelity loss. After further discussion, upon motion duly made and seconded, the following resolutions were unanimously adopted by the Directors, including a majority of the Independent Directors, voting separately:

RESOLVED, that it is the finding of the Directors of the Fund, that the fidelity bond for the Fund, written by St. Paul Fire & Marine Company (the "Bond"), in the aggregate amount of $150,000 to cover, among others, officers and employees of the Fund, in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Fund and the nature of the securities in the Fund;

RESOLVED, that the Bond is hereby approved by the Board of Directors of the Fund, including a majority of the directors who are not "interested persons" of the Fund (as defined in Section 2(a)(19) of the 1940 Act) (the "Independent Directors") voting separately;

RESOLVED, that Michael Siciliano, Secretary, Treasurer and Assistant Secretary of the Fund, be, and hereby is, authorized, empowered and directed to make such filings with the Securities and Exchange Commission as may be required from time to time pursuant to Rules under the 1940 Act.

The Chairman then reminded the Directors that the Fund was no longer carrying a D&O/E&O liability policy because of the substantial cost of such a policy, but that Mr. Davis and the Fund are indemnifying the Board of Directors against these liabilities. A copy of the Indemnification Agreements have been presented to the Board and are attached to the Meeting materials under Tab 3.

The next item on the agenda was the annual Pricing and Valuation Guidelines certification of the Adviser. Mr. Marlin said that the Pricing and Valuation Guidelines adopted by the Fund and approved by the Board (the "Guidelines") require that the Adviser, at least annually, certify to the Board that it is in compliance with the Guidelines. He said that the Adviser had provided its certification, and directed the Board's attention to Tab 5 of the Meeting materials where a copy of the certification appeared. Upon their review, it was the decision of the Directors to accept the Adviser's certification.

The next item on the agenda was the annual review of the Pricing and Valuation Guidelines, a copy of which appeared in the Meeting materials behind Tab 6. Mr. Marlin said that the Guidelines provided specific guidance for fair valuing securities for which there were not readily available prices, such as the Fund's privately placed securities. He said that the Guidelines delegated to the Adviser the responsibility for valuing the securities in the portfolio

<u>**Item 15.**</u>

Engex, Inc.

<u>**Portfolio Holdings Breakdown**</u>

Biotechnology	86.8%
Healthcare	10.4%
Cash	2.8%

